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                              December 13, 2022

       Hai Tran
       Chief Financial Officer
       CSG Systems International, Inc.
       6175 S. Willow Drive, 10th Floor
       Greenwood Village, Colorado 80111

                                                        Re: CSG Systems
International, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 18,
2022
                                                            File No. 000-27512

       Dear Hai Tran:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Note 2. Summary of Significant Accounting Policies
       Reclassifications, page 49

   1. We note you determined that the settlement and merchant reserve assets consist of restricted cash. Please
disclose the nature of the restrictions applicable to the settlement and merchant reserve
assets. Refer to ASC 230-10-50-7 and Rule 5-02(1) of Regulation S-
                                                        X.
   2. Please explain the changes in the facts and circumstances beginning with the second quarter of 2021 that
led you to determine the settlement and merchant reserve assets are restricted. Clarify for
us the nature of the cash flow activity in settlement and merchant reserve liabilities
that allowed you to reclassify the changes in settlement and merchant reserve liabilities
from cash flows from operating activities to cash flows from financing activities. In light of
the presentation changes and reclassifications tell us how you
 Hai Tran
CSG Systems International, Inc.
December 13, 2022
Page 2
         considered the accounting and disclosure guidance in ASC 250. Settlement and Merchant Reserve Assets and Liabilities, page 55

3. We note that your payments services requires you to hold your customer's cash in trust, indicating the fiduciary nature of the settlement and merchant reserve activity. Please tell us and disclose the following regarding your payments services resulting in settlement and merchant reserve assets and liabilities recorded by the company:
             Clarify the nature, terms and features of any agreements that control the custody and use of funds received for customers. In this regard, your response should address who holds legal ownership or title to the funds and how the funds are encumbered and what conditions, legal or otherwise govern the custody and use of the funds.
             Clarify the terms and conditions associated with your customer fund obligations.
             Your response should address how this is an obligation of the company versus an obligation of your customers. Explain the impact to the company in the event you fail to perform.

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.



FirstName LastNameHai Tran                                     Sincerely,
Comapany NameCSG Systems International, Inc.
                                                               Division of
Corporation Finance
December 13, 2022 Page 2                                       Office of
Technology
FirstName LastName